Exhibit 12

Hawaiian Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
	(in thousands, except ratio of earnings to fixed charges)
Earnings:
Income before income taxes(a)	$259,639	$390,821	$361,219	$295,688	$113,447	$86,410
Total fixed charges (see below)	41,580	75,980	88,433	104,652	112,443	96,459
Interest capitalized	(6,414)	(8,437)	(2,651)	(3,261)	(8,024)	(12,625)
Earnings as adjusted	$294,805	$458,364	$447,001	$397,079	$217,866	$170,244

Fixed Charges:
Interest and amortization of debt discount and issuance costs	$24,628	$30,901	$36,612	$55,678	$64,240	$50,453
Portion of rental expense representative of the interest factor	16,952	45,079	51,821	48,974	48,203	46,006
Total fixed charges	$41,580	$75,980	$88,433	$104,652	$112,443	$96,459
Ratio of earnings to fixed charges(b)	7.09	6.03	5.05	3.79	1.94	1.76
Coverage deficiency	$—	$—	$—	$—	$—	$—

(a)
The Company adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) and adjusted results from 2017 and 2016. Results from periods prior to 2016 have not been recast for the adoption of this standard. See Note 2 to the financial statements contained in Part I, Item 1 of this report for additional information.

(b)
For purposes of calculating this ratio, earnings consist of income (loss) before income taxes plus fixed charges, net of capitalized interest. Fixed charges consist of interest expense, the amount amortized for debt discount and issuance cost, and the portion of rental expense representative of interest.